JMB/245 Park Avenue Associates, Ltd.
                      c/o JMB Park Avenue, Inc.
                      900 North Michigan Avenue
                         Chicago, IL  60611





                                                 April 6, 1995



O&Y Equity Company, L.P.
237 Park Avenue
New York, New York  10017
Attn:  Mr. David G. King


           Re:   245 Park Avenue
                 ---------------

Gentlemen:

     Please refer to the letter agreement captioned "Binding Letter Agreement" ("Letter Agreement") dated April 6, 1995 from Aetna Life Insurance Company/The Aetna Casualty and Surety Company ("Aetna") to 245 Park Avenue Company ("Company") pertaining to the modification and extension of the existing mortgage loan in the original principal amount of $220,000,000 ("Loan") to the Company secured by the property ("Property") located at 245 Park Avenue in New York City.

     Aetna has requested that the Letter Agreement be accepted and agreed to by both O&Y Equity Company, L.P. ("O&Y") and JMB/245 Park Avenue Associates, Ltd. ("JMB"). O&Y has advised JMB that it intends to execute the Letter Agreement and has requested that JMB also execute the same. Pursuant to O&Y's request, JMB has executed the Letter Agreement and encloses the same with this letter. However, this letter confirms that JMB has executed and delivered the Letter Agreement on the understanding that neither the execution and delivery of the Letter Agreement nor the agreement of O&Y and JMB to the terms thereof, shall constitute a waiver of any claim or right between JMB or any of its affiliates, on the one hand, and O&Y or any of its affiliates, on the other hand, pertaining to the Borrower or the Property, including, but not limited to, any claim for default under the partnership agreement of the Borrower or any asset management agreement to management agreement related thereto, or any claim based on the terms set forth in the Letter Agreement or a delay in the Conclusion of the negotiations pertaining to
O&Y Equity Company, L.P.

April 7, 1995
Page 2




the Loan or the penalty interest charged in connection therewith or the fees charged by Lazard Freres in connection with the modification of the Loan, nor shall the same constitute JMB's agreement to any fees, expenses or allowances permitted to be charged by O&Y or any of irs affiliates under the Loan Agreement.


                                 Very Truly Yours,

                                 JMB/245 PARK AVENUE ASSOCIATES, LTD.

                                 By:  JMB Park Avenues, Inc.
                                      General Partner


                                      By:
                                            ---------------------------

                                            Its:
                                                 ---------------------




Acknowledged and agreed to:

O&Y EQUITY COMPANY, L.P.

By:   O&Y Equity General Partner Corp.
      General Partner



      By:
           --------------------------------
           David G. King
           Senior Vice President - Finance

                      BINDING LETTER AGREEMENT


TO:   245 Park Avenue Company         FROM: Aetna Life Insurance
      (the "Borrower")                      Company/
      c/o Olympia and York Companies (USA)  The Aetna Casualty and
Surety
      237 Park Avenue                       Company ("Aetna")
      New York, NY  10017                   c/o Aetna Investment Group
      Attn: David G. King. Jr.              242 Trumbell Street IG4J
                                            Hartford, CT  06156
Date: April 6, 1995                         Attn:  Linda C. Spevacek
                                            Phone No. (203)275-3180
                                            Fax No (203)275-4751

Re:   Approximately 1,617,783 square feet
      of office building improvements and
      the land thereunder, which constitutesPrincipals of Borrower: the fee, term and leasehold interests O&Y Equity Company, L.P. held by the Borrower, commonly known asJMB/245 Park Avenue
      245 Park Avenue in New York, NY.      Associates, Ltd.

Aetna Loan Nos.: 1-003-514 & 575 (the "Loan")Original Principal Amount:
                                            $220,000,000

Existing Maturity Date:  October 1, 1993    Existing Interest Rate:
                                            Pay rate: 12% per annum
                                            Accrual Rate: 18% per annum


          ECONOMIC TERMS OF THE MODIFICATIONS AND EXTENSION

Principal Amount on projected Effective Date of the Modification:
Outstanding principal balance at closing after application of all payments made prior to closing.

Contract Interest Rate: The interest rate shall be as described in the existing Note through the date of closing, and thereafter fixed as of the closing date at the mortgage equivalent of the U.S. Treasury Security maturing on or about five years from the date of closing plus 300 basis points (the "New Rate") plus the accrual pursuant to Provision 21.

Borrower acknowledges that the Note Contract Interest Rate is 18% as of October 1, 1993 and that the difference between the Contract Interest Rate and the Pay Rate has accrued to $14,557,921.51 as of March 1, 1995. Borrower agrees to pay $8 million to Aetna on or before April 7, 1995, which Aetna shall apply toward the accrual interest balance.

Provided that the Borrower shall not enter into any bankruptcy filing prior to July 7, 1995 and makes the debt service payments required herein, Aetna shall waive the accrual of the difference between the Contract Interest Rate and the Pay Rate for the period from March 1, 1995 through June 30, 1995 regardless of whether or not a closing occurs, provided, further, that such waiver shall not be applicable if (a) Aetna is prevented from applying the $8 million to the accrual interest balance, or (b) if such $8 million has been so applied but Aetna is required to disgorge such payment.

At the closing, (a) Borrower may elect to defer payment of $5 million of the accrual interest balance to the Extended Maturity Date, which obligation to pay the deferred amount shall not bear further interest and shall be secured by a third mortgage on the Property (which third mortgage shall be fully subordinate to all of the DKB mortgages which combined shall constitute a second mortgage for purposes of the Binding Letter Agreement) and (b) Aetna shall waive the remaining accrued interest balance through March 1, 1995 of $1,557,921.51 plus any accrual interest for the period from July 1, 1995 through July 31, 1995.

Pay Rate: 12% per annum (or the Contract Interest Rate during a portion of the extension period as provided in Provision 22) until closing, then New Rate.

Amortization Schedule:  30 Years

Principal and Interest Payment: Monthly based on Contract Interest Rate (or Pay rate until July 31, 1995) and Amortization Schedule noted above.

Effective Date of the Modification and Extension:  The date of closing.

Date First Payment is Due under the Modification and Extension: The first day of the month following the Closing.

Extended Maturity Date: Five years from the first day of the month following the date of closing.

Prepayable: at any time with a fee which shall be greater of (i) 1% of the Loan balance, or (ii) a yield maintenance premium based on comparable maturity Treasury obligations plus (a) 50 basis points during the first 3 years of the loan term or (b) 100 basis points during the final 2 years of the loan term. Prepayable at par during the 120 days prior to maturity.

Extension Fee: $2,000,000; payable at closing of the transaction contemplated herein.

Escrows and Reserves to be Collected For:

      (i) Real Property Taxes - 1/12 of annual amount payable monthly, as estimated by Aetna using the most recent tax bill (or, in the case of a reassessment of the Property the resulting tax liability), and any applicable tax agreement with New York City.

      (ii) Capital Reserve - An annual amount equal to $.75/sf in the Property shall be reserved in accordance with Provision 14 below.

      (iii)Operating Reserve - In accordance with Provision 13 below.

All such escrow and reserve deposits are to be made by the 15th of each monthly.

Transaction Cost Retainer:  $100,000 (previously received by Aetna)

Other Provisions:  See Provisions 13 to 22 under Additional Terms

     Please execute this letter in the space provided below to indicate your acceptance of the terms hereof, and your willingness to be bound hereby. This Binding Letter Agreement must be returned to Aetna, as countersigned and dated as of April 6, 1995, together with the Real Property Tax Escrow and accrued interest amounts due hereunder wired to Aetna (or its agent in the case of the Real Property Tax Escrow amount) pursuant to the wiring instructions attached hereto by April 7, 1995, otherwise this letter will become null, void and of no further effect. If Borrower fails to close hereunder on or before July 1, 1995 (subject to the extension period provided for in Paragraph 22 herein and any other extensions granted by Aetna), then this Binding Letter Agreement shall terminate, all rights and obligations of the parties hereunder shall be extinguished, and Aetna shall immediately be entitled to pursue, as its sole remedy, its remedies under the existing loan documents, provided however that the waiver of accrued interest provision regarding the period from March 1, 1995 through June 30, 1995 in the Economic Terms section hereof shall remain in effect. The Standard Terms and Conditions and Additional Terms attached hereto are incorporated herein by this reference, and shall constitute a part of this Binding Letter Agreement. If the terms and conditions of the existing loan documents conflict in any respect with the terms and conditions hereof, this Binding Letter Agreement shall, in all events, control (but not in any event, the exculpation provisions of the loan documents shall apply to the obligations of Borrower hereunder and thereunder). Signatures sent by facsimile shall be deemed as originals for purposes of this Binding Letter Agreement.

                           AETNA LIFE INSURANCE COMPANY/
                           THE AETNA CASUALTY AND SURETY COMPANY

                           By:
                              -------------------------------------------

                           Its:
                              ----------------------------------------------
c:    P. Ahern
      A. Solomon
      J. Gillies
      J. Scheinfeldt
      T. Solecki
      E. Sarsynski

AGREED TO AND ACCEPTED BY:
245 PARK AVENUE COMPANY

By:   O&Y EQUITY COMPANY, L.P.  General Partner
      By:  O&Y Equity General Partner Corp., General Partner

      By:
            ----------------------------------------------------

      Its:
            ----------------------------------------------------

      Dated: As of April 6, 1995
            ----------------------------------------------------

BY:   JMB/245 PARK AVENUE ASSOCIATES, LTD., General Partner
      By:  JMB Park Avenue, Inc., General Partner

      By:
            ----------------------------------------------------

      Its:
            ----------------------------------------------------

      Dated: As of April 6, 1995
            ----------------------------------------------------

                    STANDARD TERMS AND CONDITIONS

      1. ESCROWS AND RESERVES: The modification documents shall provide that all required escrow deposits will be payable to Aetna or Aetna's designee on the fifteenth day of each month. Failure to timely make any required escrow or reserve deposit within ten (10) days after the due date shall constitute an event of default under the loan documents. All escrow and reserve deposits shall secure the Loan and, upon any monetary event of default under the loan documents including nonpayment of real property taxes, insurance, and debt service, or any other material nonmonetary event of default materially affecting the economics of the Property or Aetna's abilities to enforce its rights under the loan documents, or upon the Extended Maturity Date if the Loan has not been paid off in full on or prior to such date, may be applied by Aetna, at Aetna's option, to the payment of any indebtedness or any obligation thereunder to the extent permitted by applicable law, subject to the limitation on the Real Property Tax Escrow described in Provision 5(b)(ii) hereof which limitation shall be reflected in the Real Property Tax Escrow agreement.

      2. LATE CHARGE, DEFAULT INTEREST AND NOTICE PERIOD: The modification documents shall provide that any payment not received on or before the relevant due date, including, but not limited to, debt service payments and escrow deposits, will be subject to a late charge which will be lesser of 6% of the payment due, or the maximum amount permitted by law.

In the event of any default under the loan documents, the Loan will bear interest at a default rate of interest which will be the lesser of 6% above the Contract Interest Rate, or the maximum amount permitted by law, and will be effective from the occurrence of any event of default until all defaults are cured. The modification documents will provide Borrower with
(i) notice of default under the loan documents, and (ii) a cure period following any default under the loan documents to the same extent as the existing loan documents afford Borrower any such entitlements, before a default will become an "event of default".

      3.   RESTRICTIONS ON TRANSFER AND ENCUMBRANCE:  Subject to
Provisions 5 and 16 below, the provisions of the existing Aetna mortgage with respect to transfers or encumbrances of the Property or of interests in the Borrower shall remain the same except that JMB/245 Park Avenue Associates, Ltd. shall be substituted for Fame Associates.

      4. EXCULPATION: The modification documents shall provide that Aetna will enforce collection of the Loan solely against the Property and any other collateral given to secure the Loan, except as hereinafter provided. Borrower and each of its Principals, identified as O&Y Equity Company, L.P. ("O&Y") and JMB/245 Park Avenue Associates, Ltd. ("JMB"), shall each indemnify, defend and hold Aetna harmless from and against any losses, costs or claims, including attorney's fees and expenses, arising from or relating to (i) the fraud or criminal acts of such indemnitor or its partners, officers, directors, employees, agents, principals or affiliates; (ii) the misappropriation or misapplication by such indemnitor of rents, issues, profits, or revenues generated by the Property or any leases relating thereto during any period when an event of default has occurred and is continuing under the loan documents: (iii) security deposits paid by tenants of the Property to such indemnitor and not previously returned to, or forfeited by, such tenants; (iv) the application by such indemnitor of insurance proceeds, condemnation awards, or any similar compensation given in consideration for taking, other than in accordance with the provisions of the loan documents; (v) any activity of such indemnitor which is violative of the restrictions on transfer or encumbrance imposed by the Loan Documents. Neither O&Y nor JMB will be liable for the acts of the other (or of the other's partners, officers directors, employees, agents, principals or affiliates). The indemnity obligations will be binding upon the successors and assigns of the Borrower and each of its Principals. To the extent that the activities described in section (i), (ii), (iii), and (iv) result from actions of an affiliate of an indemnitor, such indemnitor will be liable and if such activities result from the actions of an unaffiliated third party, the indemnitors will be jointly and severally liable. The indemnity shall exclude any liability for (a) the cost of asbestos removal and (b) third party claims which stem from occurrences after Aetna takes title to the Property.

      5. SUBORDINATION AND CONSENT: (a) Borrower shall deliver or cause to be delivered to Aetna at or prior to the Closing, a written consent, subordination, and, if appropriate, attornment agreement, in form and consent satisfactory to Aetna (to the extent that the same have not heretofore been delivered to Aetna), from each and every party, if any, holding a lien on, a ground leased fee interest in, or a leasehold interest in the property, to provide, (i) their consent in all respects to the transaction contemplated hereby, and(ii) the continued subordination of their respective interest to the loan documents, as modified. The mortgage held by The Dai-Ichi Kangyo Bank ("DKB") will continue to be subordinate to Aetna's first mortgage. DKB's loan shall be extended to correspond with the maturity of Aetna's loan, at an interest rate no greater than Aetna's New Rate, an amortization schedule no less than 30 years, an extension fee of not greater than $2,500,000 (which fee may be paid at closing or over the first 24 months of the loan term, or may be paid in the form of additional basis points of interest in which case DKB's interest rate may exceed Aetna's New Rate to the extent necessary to pay the unpaid portion of such fee), and all other terms to be no more onerous than Aetna's loan. DKB and Aetna will enter into a mutually satisfactory inter creditor agreement in which DKB confirms such subordination and agrees to limit, in a manner satisfactory to Aetna, DKB's rights to exercise remedies against the Property (but such agreement will not require DKB to stand still in the event of a default. No other subordinate financing (other than the Aetna third mortgage) will be permitted.

(b)   Within the inter-creditor agreement, Aetna shall agree
           (i) not to waive collection of any of the escrow or reserves called for herein without the approval of DKB;
           (ii) not to apply any amounts held in the Real Property Tax Escrow toward the Aetna indebtedness (except to offset any advances for real estate property taxes) until the earlier of (x) the Extended Maturity Date or (y) the date of which Aetna takes title to the Property;
           (iii) in the event that the Aetna loan is in default SOLELY due to the cross default provision with DKB (in other words, the DKB loan is in default), therefore, the Aetna Loan which otherwise would not be in default, is put in to default), Aetna agrees not to accrue default interest ahead of DKB provided that all of the Aetna loan obligations continue to be met, including repayment on the Extended Maturity Date and further provided that no bankruptcy of the Borrower has occurred or does occur.

Aetna shall further agree that in the event Aetna intends to sell its entire loan, it shall offer it first to DKB under a mutually satisfactory agreement. This agreement shall not be operative in the event of a participation or partial sale of the loan by Aetna.

      6. CONSENT TO RELIEF FROM STAY IN BANKRUPTCY: The modification documents shall include agreements and stipulations by the Borrower: (i) waiving, as part of the modification documents, and any and all entitlement Borrower may have to the protections and benefits of the stay arising under 11 U.S.C. Section 362 at the time of the modification and thereafter; (ii) that this modification is in lieu of and renders unnecessary any bankruptcy by the Borrower; (iii) that Borrower's waiver is consideration for the modification and acknowledging Aetna's reliance upon this waiver in agreeing to the modification; and, (iv) that, in the event that the Borrower commences a case under 11 U.S.C. Sec. 101 ET SEQ., as amended (the "Bankruptcy Code"), or in the event that a case is commenced against the Borrower thereunder, Aetna shall thereupon immediately be entitled, and the Borrower shall consent, to relief from any automatic stay imposed by 11 U.S.C. Section 362. The Borrower further agrees that it shall, immediately upon the request of Aetna, take all actions necessary to afford such relief to Aetna, including, without limitation, the execution of such documents and the filing of including, but not limited to, an agreed order or stipulation granting relief from the stay. Said agreement shall specifically acknowledge that Aetna is expressly relying upon the terms of this paragraph 6 in agreeing to the modification and/or extension contemplated hereby.

      7. RELEASE: The modification documents shall include a waiver and release given by the Borrower in favor of Aetna which shall (i) acknowledge that there are no offsets, counterclaims or defenses with respect to the obligations of the Borrower under the loan documents, and, to the extent that the Borrower has any such offsets, counterclaims or defenses of any nature whatsoever, known or unknown, related to the Property or to the loan documents, shall expressly waive and release any and all such offset, counterclaims, or defenses which may exist on the date of Closing; and (ii) release and forever discharge Aetna and all of its directors, officers, employees, administrators, agents, subsidiaries, affiliates, attorneys, successors and assigns from any and all causes, of action, demands, claims, debts, accounts, liabilities, costs, expenses, contracts, promises, agreements and damages whatsoever in respect to the Property, the loan documents, or the transaction contemplated by this Binding Letter Agreement which arose prior to, or which are based, directly or indirectly, on acts, omissions, or circumstances which occurred or existed prior to, the Closing.

      8. DOCUMENTATION: Aetna will engage outside counsel for the preparation and review of relevant documentation, and to address all legal matters pertaining to the Loan and the modification and/or extension contemplated hereby. The modification and/or extension will be evidenced either by amendments to the existing loan documents or, at the option of Aetna or its counsel, replacement loan documents, and will include, without limitation, (i) any documentation which Aetna deems necessary or appropriate to perfect its security interest in the rents, income, accounts receivable and any other revenues generated by, and personalty at, the Property, and (ii) an affirmative indemnification from the Borrower and its principals in respect to the matters addressed in Provision 4 above. All documentation must be in form and content satisfactory to Aetna and its counsel.

      9. NET CASH FLOW: For purposes of this Binding Letter of Agreement, Net Cash Flow ("NCF") is defined as gross cash receipts generated from or by Property operations (which shall include income and revenues from any source, but shall exclude security deposits until such time as the Borrower is no longer obligated to return them), from which there will be deducted amounts actually paid for: debt service on the first and permitted second mortgage loans and reasonable and necessary operating expenditures of the Property, including, but not limited to, real estate taxes, or escrow deposits therefor; insurance premiums; utility costs; payroll costs for building management and service personnel; elevator and HVAC maintenance charges; janitorial and other cleaning expenses; repairs and maintenance; property management fee, but not the asset management fee, referenced herein in Provision 17, general administrative costs which relate directly to the operation of the Property (excluding any expenses related solely to the operations of the borrowing entity except the cost of the audit required in Provision 20), any costs directly associated with the closing of this transaction as defined in Provision 11 below, and Capital Reserve deposits references herein in Provision 14 and Operating Reserve deposits (after the initial deposit at closing) referenced herein in Provision 13. Tenant improvement costs, leasing commissions, and costs for asbestos removal which are to be funded from the Operating Reserve) and capital expenditure (which are to be funded from the Capital reserve) shall not be deductions for purposes of computing NCF.

      10. THIRD PARTY DELIVERIES: The following items must be delivered to Aetna at or prior to the Closing, in form and content satisfactory to Aetna and its counsel:

      A. A current written opinion of the Borrower's counsel to the effect that, INTER ALIA,

      (i) the Borrower is a duly organized and existing Partnership under the law of the State of New York, is duly authorized to enter into the contemplated modification and/or extension, and the signatory to the relevant documentation has been duly empowered to execute and deliver the same;

      (ii) the Loan is not usurious or otherwise illegal under applicable law; and
      (iii) the loan documents, as modified, are valid and binding upon the Borrower, and are enforceable in accordance with their respective terms, subject to customary exceptions, and excluding specifically the term of Provision 6.

      B. Aetna has retained an environmental consultant to prepare a report which Aetna will use to evaluate the environmental risk associated with the Property. Aetna acknowledges that it has reviewed and accepted a Phase I- Environmental Site Assessment Report dated April 12, 1994 from Hill Environmental, Inc. Aetna will require the Borrower to provide to Aetna documentation demonstrating that an Asbestos Operations and Management program and a staged removal program for asbestos have been implemented in the building, in compliance with Provision 18 herein.

      C. Aetna has retained an architect to inspect the Property in accordance with the requirements of Aetna. Aetna acknowledges that it has reviewed and accepted the Physical Condition Survey dated April 28, 1994 prepared by Merritt & Harris, Inc. Aetna will review the capital improvements budget required by Provision 14 herein in conjunction with Merritt & Harris' report.

      D. Borrower shall deliver or cause to be delivered to Aetna an endorsement to Aetna's existing loan policy of title insurance (i) down-dating said policy to the date of the recording of the mortgage or deed or trust modification, (ii) increasing the coverage to include the $5 million third mortgage and the Accrual referred to in Provision 21 below, and (iii) ensuring that the loan documents, as modified, constitute a first and prior lien (except for Aetna's $5 million third mortgage and the Accrual) on the property. Such endorsement must be in form and content satisfactory to Aetna, and shall show only such exceptions as Aetna may approve.

      11. TRANSACTION COSTS: Borrower shall pay, at or prior to the Closing, all costs associated with the transaction contemplated hereby including, without limitation, the fees and expenses of Aetna's Counsel, Borrower's Counsel, Borrower's Partners and DKB, environmental, engineering, architectural and other consultants, appraisal fees, title and UCC search charges, recording fees, transfer or stamp taxed, mortgage taxes, and title insurance endorsement premiums. Borrower has remitted to Aetna the Transaction Cost Retainer identified in the Economic Terms hereof. It is understood and acknowledged that the retainer is not an estimate of the aggregate costs which may be incurred in connection with the proposed modification and/or extension, and shall be applied to, but shall not limit the Borrower's obligation to pay ALL such costs, fees and expenses actually incurred on behalf of Aetna, regardless of whether the contemplated modification and/or extension is consummated. It is understood and acknowledged that the Borrower's failure to pay any such cost, fee, or expense upon demand shall constitute an event of default under the loan documents, and will entitle Aetna to proceed forthwith to pursue its rights and remedies thereunder.

      12. INTEGRATION: These Standard Terms and Conditions shall form a part of the Binding Letter Agreement between the parties, and shall be construed, considered, and interpreted in conjunction therewith. This Binding Letter Agreement embodies the entire agreement by and between the Borrower and Aetna, and any and all previous correspondence, discussions or negotiations (other than the existing loan documents) are merge herein.
The acceptance by Aetna of any reduced payments under the loan documents prior to the Closing shall not be deemed to be a waiver of Aetna's right to require payment in full accord with the existing loan documents in the event that the transaction contemplated hereby is not timely closed, provided however that the waiver of accrued interest provision regarding the period from March 1, 1995 through June 30, 1995 in the Economic Terms section hereof shall remain in effect.

                          ADDITIONAL TERMS

      13. OPERATING RESERVE: (a) Borrower agrees to fund a reserve to cover anticipated Leasing Costs for the Property which are forecasted to be incurred over the life of the Loan. The reserve shall be funded as follows: (i) with amounts already held by Aetna for those purposes; plus
(ii) monthly deposits of $1,333,334 on the 15th of each month from April 15, 1995 through closing, plus (iii) a further deposit of $20.5 million (less any amounts totalling up to $8.5 million already held by Aetna or others or previously expended by Borrower for the new Rabobank, Vestar Capital Partners, and Commercial Bank of Korea leases) at closing; plus
(iv) monthly deposits on the 15th of each month during the life of the loan on amounts to be agreed upon, sufficient to cover anticipated leasing costs for the property which are forecasted to be incurred over the life of the Loan. The initial forecast of the monthly deposits shall be as shown on Exhibit A and thereafter revised from time to time with the prior written consent of Aetna, which shall not be unreasonably delayed or withheld, to account for actual leasing transactions and the Leasing Costs payable in connection therewith. Until such time as an agreement governing the Operating Reserve is in place, the monthly deposits referred to in (ii) hereof shall be placed in the Real Property Tax escrow to be used toward the next applicable real property tax bill.

It is intended that the forecasted required monthly deposits be adjusted not less than annually pursuant to a budget, which shall forecast Leasing Costs for the remaining term of the Loan, to be approved by Aetna and DKB. Thereafter, the required monthly deposits shall be immediately increased to account for any projected deficit in the amount of reserve funds available for Leasing Costs as the result of any leasing transactions which occur throughout the year, as well as any funds being withdrawn for operating deficits and Aetna and/or DKB debt service shortfalls pursuant to Provision 13 (c)(i), provided that Borrower shall not be required to make any additional deposits on account of such increase except to the extent of future NCF. Aetna shall not agree to any reduction on the required monthly deposits throughout the year without approval of DKB.

"Leasing Costs" shall include without limitation, leasing commissions, tenant improvements and allowances (including asbestos removal), and other tenant inducements, but shall not include a forecasted amount for operating deficits and Aetna debt service shortfalls. The Operating Reserve funds shall be reserved in an account, in a mutually satisfactory manner, and disbursed to pay for Leasing Costs and operating deficits and/or Aetna debt shortfalls pursuant to Provisions 13(b) and 13(c) hereof. Notwithstanding the established levels of reserves, all NCF will be required to be paid to Aetna upon any monetary event of default under the loan documents including non-payment of real property taxes, insurance, and debt service, or any other material nonmonetary event of default materially affecting economics of the Property or Aetna's abilities to enforce its rights under the loan documents, or upon the Extended Maturity Date if the Loan has not been paid off in full on or prior to such date.

      (b) Aetna agrees to release to Borrower from time to time within 10 days after Borrowers's request therefor, portions of the Operating Reserve to pay or reimburse Borrower for Leasing Costs incurred by Borrower paid or payable by Borrower in connection with the leasing of space (including, without limitation, new Leases and renewals and extensions of, and expansions of space under, existing Leases) in the Building, provided that
(i) such Leasing Costs are payable pursuant to or as a consequence of the entry by Borrower into (or the exercise by the tenant of an option under) a Lease (or a Lease modification) that has been or is approved by Aetna (or that Borrower was or is entitled to enter into without Aenta's approval) in accordance with the Aetna Mortgage, and (ii) such release is requested by Borrower in a writing; signed by a general partner of Borrower, in which Borrower certifies that the amount requested will be used to pay for Leasing Costs that conform to the requirements of the foregoing clause (i).

Aetna shall have the right to require, in its reasonable judgement, submission by Borrower of additional information concerning the release of funds. including, without limitation, detailed information concerning costs being paid and executed leases. Aetna shall also have the right, at its option, to require photographs and/or inspections of work in progress in the case of Leasing Costs that are payable by Borrower based upon the progress or completion of tenant improvements.

Upon occupancy of the tenants for home funds have been requested (but not as a condition to Aetna's funding as set forth above), Borrower will use good faith efforts to provide Aetna with satisfactory tenant estoppels. Should a Borrower be unable to obtain a tenant estoppel from the tenant, Aetna will accept a Landlord estoppel satisfactory to Aetna which certifies that the tenant is in occupancy, paying rent under the terms of their lease, and that the lease is in full force and effect with no defaults. Borrower will covenant that all amounts release from the Operating Reserves pursuant to this provision 13(b) will be used solely for Leasing Cost. Any minimum leasing parameters established within the DKB mortgage and approval by Aetna shall be incorporated into Aetna's lease approval and release of funds processes.

With regard to the administration and funding of the Operating Reserve, Aetna agree to work diligently with the Borrower to expedite fundings from the Operating Reserve.

Notwithstanding all of the foregoing and provided that the loan is not in default, Borrower may draw funds from the Operating Reserve in the event of a life or Property threatening emergency without prior Aetna approval provided borrower certifies as such in writing to Aetna upon making such draw.

      (c) Aetna will also release, subject to the terms and conditions of the escrow documentation, portions of the Operating Reserve to Borrower from time to time within 10 days after Borrower's request (i) to pay operating and/or Aetna and/or DKB debt service shortfalls, provided that the total of the amounts withdrawn for any such aetna debt service shortfalls shall not exceed $5 million outstanding at any point in time and the total of the amounts withdrawn for any such DKB debt service shortfalls shall not exceed $1 million outstanding at any point in time (in both cases net of any amounts which may have been replenished through increased deposits from NCF pursuant to adjustments of the required reserve deposits called for in Provision 13 (a) hereof) and (ii) in the event the forecasted Operating Reserve (based on required monthly future deposits from NCF) exceeds forecasted Leasing Costs ( as a consequence of actual Leasing Costs being lower than initially forecasted), (A) Aetna shall release a portion of the Operating Reserve which in its reasonable estimation, will not be necessary (in view of future monthly deposits of NCF) to fund forecasted Leasing Costs, or (B) Aetna may elect to reduce the future monthly deposit requirements such that, together with the amounts held in reserve for Leasing Costs, the totals match the newly forecasted future Leasing Costs.

Provided that the Loan is not in monetary default under the loan documents including nonpayment of real property taxed, insurance, and debt service, or any other material nonmonetary default materially affecting the economics of the Property or Aetna's abilities to enforce its rights under the loan documents, Aetna shall not hold any forecasted amount for operating deficits and/or Aetna and/ or DKB debt service shortfalls back from the funds available to pay current Leasing Costs, except any amounts necessary to pay any current month's operating deficit and/or Aetna and/or DKB debt service payment up to the amounts allowed above.

      (d) Aetna will have a perfected first priority security interest in this account (as well as any escrow or other reserve accounts). Aetna will not be able obligated to permit any release of funds if any event of monetary default has occurred, including nonpayment of real property taxes, insurance, and debt service, or any other material nonmonetary default materially affecting the economics of the Property or Aetna's abilities to enforce its rights under the loan documents, and in such event, any funds may be released to Aetna and applied, at Aetna's option, to reimburse Aetna's expenses, to satisfy delinquent payments, and/or to reduce the loan balance. Any funds remaining in such account when the loan matures will be applied by Aetna, at its option, in accordance with the preceding sentence. DKB will have a perfected second priority interest in all escrow or other reserve accounts.

Borrower may direct the investment of funds in the escrow and reserve accounts provided that all investments shall be in United States treasury obligations, commercial paper rated A-1 or P-1 or better, or certificates of deposit from commercial banks with a credit rating of not less than AA. All investment instruments shall have maturities of (i) in the case of the real property Tax escrow, not greater than the next applicable tax payment date, or (ii) in the case of the Capital Reserve and Operating Reserve accounts, not greater than 24 months.

      14. CAPITAL RESERVE: An amount equal to $.75/sf per year in the property shall be reserved, in a mutually satisfactory manner, and disbursed when needed to pay for capital improvements in accordance with annual budgets approved by Aetna. The Borrower will deposit from NCF, on a monthly basis, 1/12th% of the required annual deposit this account.

           Borrower shall deposit with Aetna (a) on or before April 7, 1995, an amount into the Real Estate Property Tax Escrow which will be sufficient to pay the next accruing tax bill, and (b) thereafter monthly on the 15th of each month from April 15, 1995 until closing the monthly amounts required for the Capital Reserve account. Until such time as an agreement governing the Capital Reserve is in place, the monthly deposits referred to herein shall be placed in the Real Property Tax escrow to be used toward the next applicable real property tax bill.

      15. UNRESERVED CASH. Any remaining NCF will be available for the asset management fee and distribution of Borrower. Aetna has no objection to unreserved Cash being held in reserve or applied for the benefit of the DKB indebtedness.

      16. O&Y CONTROL. Neither the cessation of majority ownership and/or management control of the Property by Olympia & York (U.S.A.) nor a Chapter 11 filing by a partner in Borrower owned by Olympia & York (U.S.A.), pursuant to a consensual, pre-arranged or pre-negotiated plan of reorganization that does not adversely impact or effect Aetna or any of its rights, powers or privileges under its Loan documents and is in all material respects satisfactory to Aetna (provided that Aetna shall not unreasonably withhold or delay its consent to any issues or matters related to any such plan), will be default so long as a property manager experienced in the management and leasing of firs-class office buildings in Manhattan, and approved by Aetna in its reasonable discretion, manages the building. To the extent that the DKB loan documents contain provisions entitling DKB to terminate Olympia & York or its affiliate as property manager, any such termination and the replacement property manager shall be subject to Aetna's consent and approval.

      17. MANAGEMENT FEES. An Olympia and York Affiliate will provide both property management and asset management services to the Property owner and will be compensated as follows: (i) a property management fee equal to 2% of collected gross revenues from existing leases and 1% of collected gross revenues from all future leases, to be funded from NCF;
(ii) an annual asset management fee equal to 0.5% of Property value in 1995 and 1996, and 0.35% of Property value thereafter (with Property value to be determined annually by applying a 9% capitalization rate to the prior year's net operating income (i.e., revenues minus operating expenses and property management fees, but without deducting asset management fees, debt service or capital expenditures), to be funded from Unreserved Cash, and
(iii) leasing commissions for leasing transactions equal to (A) a full standard commission for leasing transactions if the tenant is not represented by an outsider broker (B) a 50% override on commissions paid to an outside broker, to be funded from the Operating Reserve referred to in Provision 13 above.

The fee structures provide for herein shall be effective as of January 1, 1995.

      18. ASBESTOS REMOVAL. Borrower agrees to provide, before closing, a plan of asbestos removal for Aetna's approval. Borrower covenants to perform asbestos removal throughout the term of the Loan in accordance with Borrower's plan of removal as approved by Aetna, to be funded from the Operating Reserve as described in Paragraph 13 above.

      19. TENANT ESTOPPELS. Borrower will use good faith efforts to obtain tenant estoppels from all tenants. At a minimum, Borrower will obtain tenant estoppels from all tenants occupying more than 50,000 sf each, and cumulatively the total of all estoppels will cover 80% of the Property. Aetna will accept a Landlord estoppel, in form satisfactory to Aetna, for the remaining tenants.

      20. CASH MANAGEMENT AND REPORTING REQUIREMENTS. A lock box arrangement satisfactory to Aetna shall be established to collect rents, pay Property expenses including property ;management fees, all debt service, and fund escrows and reserves called for herein. Following full payment and funding of these amounts, excess cash shall be released to Borrower and may be used to pay the Asset Management Fee pursuant to Provision 17 (ii) hereof. Aetna shall have a perfected first priority interest in this arrangement. Prior to closing, Aetna may apply the proceeds of this arrangement to Property operating expenses, capital needs and leading expenses, but not to Aetna's indebtedness. Following closing, Aetna may apply the proceeds of these accounts in accordance with Provision 1 and 13(d) hereof. Following closing, DKB shall have a perfected second priority interest in any accounts pursuant to this arrangement. Borrower will provide to Lender annually a monthly operating budget for each calendar or fiscal year. The budget will provide the same level of detail as cash flow projections previously provided to Lender. In addition, Borrower shall provide as soon as the same become necessary, updates to forecasted Leasing Costs, in such detail as Aetna may reasonably require. Borrower shall collect rents from tenants and apply them to operating and other expenses, which shall be in accordance with the annual budget except for (i) expense overruns within 10% of the line item therefor in such budget, and (ii) expenses reasonably incurred in an emergency, and (iii) uncontrollable expenses (such as real estate taxes and utilities).

      Borrower must submit to Aetna on a quarterly basis (on or before the 20th day of January, April, July and October of each year) unaudited financial statements covering the operation of the Premises for the preceding quarter, certified to be accurate by Borrower's chief financial officer or managing general partner. Such reports should include a reconciliation of the calculation of NCF, all escrow and reserve deposits and unreserved cash. Borrower should also submit quarterly, at the same time, a current rent roll listing all leases, subleases, tenancies, concessions, security deposits, expense reimbursements and renewal options where applicable.

      Additionally, Borrower must submit to Aetna, within 120 days of the end of the fiscal year, at Borrower's expense, audited financial statement setting forth the results of operations of the Property for the preceding fiscal year (which shall be the same as the calendar year) and current year to date to include:

      1.  Balance sheet of the Property at the end of such periods,
      2. Statement of income, surplus and changes in financial position for such periods, and
      3.  Statement of changes and reconciliations of the Operating Reserve setting forth in each case, in comparative form, the figures for the previous fiscal year, all in reasonable detail and accompanied by an unqualified opinion thereon by Margolin, Winer, & Evins or other independent certified public accountants of recognized national standing approved by Aetna. The opinion shall state that such financial statements fairly present the financial condition of the Premises being reported upon, have been prepared in accordance with generally accepted accounting principles consistently applied (except for changes in application in which such accountants concur) and that the examination of such accountant in connection with such financial statements has been made in accordance with generally accepted auditing standards and such other auditing procedures as were considered necessary in the circumstances.

      21. ACCRUAL. In addition to the New Rate, an additional 3% per annum shall accrue and be payable by Borrower (the "Accrual"); provided however that upon repayment of the loan in full on or before the Extended Maturity Date, or, consummation of a foreclosure of he Aetna first mortgage, the Accrual shall be forgiven by Aetna provided that the Borrower has not filed a voluntary bankruptcy petition or contested any lawful foreclosure action by Lender as a consequence of an event of default under the Aetna mortgage. The accrual would also be payable if a general partner of Borrower files an involuntary petition against the partnership. The Accrual will be subordinate to the DKB loan and the $5 million Aetna third mortgage.

      22. CLOSING EXTENSION. Borrower may elect to extend the scheduled Closing Date of not later than July 1, 1995 for up to six months (in any increments or series of extension periods the Borrower chooses) by paying, on a current monthly basis, the Pay Rate of 12% per annum for the period from July 1, 1995 through July 31, 1995, and the Note Contract Interest Rate of 18% per annum during the balance of the extension period.


                   END OF BINDING LETTER AGREEMENT

                              EXHIBIT A

                     Operating Reserve Deposits

                            Calendar Year

($000's)              1995     1996    1997     1998    19992000

 Initial Deposit  $20,500*

 Monthly Deposits    1,333    1,250       0      417     250167
 (effective as of
 1/1 of each year,
 but payable on the
 15th of each month)

* less any amounts totalling up to $8.5 million already held by Aetna or others or previously expended by Borrower for the new Rabobank, Vestar Capital Partners, and Commercial Bank of Korea leases.

                                      April 6, 1995


245 Park Avenue Company
c/o O&Y Equity Company, L.P.
237 Park Avenue
New York, New York  10017

      Re:  Aetna Life Insurance Company ("Aetna")
           Mortgage Loans Nos. 191806, 575, 196432 and 196433
           245 Park Avenue Company ("Borrower")
           Mortgaged Property: 245 Park Avenue, New York, New York

Ladies and Gentlemen:

      This letter will confirm that Borrower has agreed to deliver to Dorman & Wilson, Inc., as agent for Aetna (the "Correspondent"), $9,115,000 pursuant to the wire transfer instructions set forth on EXHIBIT A attached hereto and incorporated herein, to fund a tax escrow with respect to the Mortgaged Property.

      Aetna agrees that it shall direct the Correspondent to apply such funds (or any other funds deposited with Correspondent for the payment of real estate taxes) to payment of real estate taxes and assessments when due with respect to the Mortgaged Property. Such funds shall not be applied for any other purpose except as provided in the last sentence of this paragraph; and, pending such application, such funds shall be invested in accordance with the Binding Letter Agreement dated April 6, 1995 between Aetna and Borrower. All such funds shall be held and maintained by Correspondent pursuant to Part C, Article 24, of the Consultation and Extension Agreement 1983 (Fee and Leasehold Mortgage) dated as of September 28, 1983, between Aetna and Borrower, as amended. This letter shall be deemed to supersede and amend that certain Supplementary Agreement made as of September 28, 1983, between Lender and Olympia & York Estates Company. In the event Aetna shall acquire title to the Mortgaged Property, whether by foreclosure of other wise, Aetna's undertakings under this letter shall be of no further force and effect and Aetna may use and apply such funds in accordance with Aetna's rights under the instruments and agreements evidencing and securing the loan.

      This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same agreement.
245 Park Avenue Company
April 6, 1995
Page 2


      Please confirm Borrower's consent and agreement to the terms hereof by countersigning a copy of this letter in the space provided below.



                                 Very truly yours,

                                 AETNA LIFE INSURANCE COMPANY


                                 By:
                                      --------------------------------
                                      Name:
                                      Title:

                                 245 PARK AVENUE COMPANY

                                 By:  O&Y Equity Company, L.P.
                                      General Partner

                                 By:  O&Y Equity General Partner Corp.,
                                            General Partner


                                 By:
                                      --------------------------------
                                      Name:
                                      Title:

                                 By:  JMB/245 Park Avenue Associates, Ltd.,
                                      General Partner

                                      By:  JMB Park Avenue, Inc.,
                                            General Partner

                                 By:
                                      --------------------------------
                                      Name:
                                      Title:

                              EXHIBIT A


Tax Escrow Deposit of $9,115,000 should be wired to:

      Bank Name:           First Bank, N.A.
                           Minneapolis, Minnesota
                           ABA No. 091-000-022

      Account Name:        Aetna Life Insurance Company

      Account No.:         1-702-251-40392

      Reference:           Loan Nos. 1-003-514 & 575